Exhibit 21.1

SUBSIDIARIES OF HUGHES TELEMATICS, INC.

The following is a list of subsidiaries of HUGHES Telematics, Inc. (a Delaware corporation).

Name	State of Incorporation or Organization
HTI International, Inc.	Delaware
HTI IP, LLC	Delaware
Lifecomm, LLC	Delaware
Networkfleet, Inc.	Delaware